

Mail Stop 4546

April 28, 2017

Dr. Horst G. Zerbe
Chairman, President and Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams
Ville St-Laurent, Quebec H4S 1Y2

> **Re:** **IntelGenx Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed April 5, 2017**
> **File No. 333-217148**

Dear Dr. Zerbe:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Calculation of Registration Fee, page 3

1. We note that each Debenture will be convertible into shares of common stock at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by you for redemption of Debentures. Where the offer and sale of convertible securities are being registered under the Securities Act, and such securities are convertible within one year, the underlying securities must also be registered. Please revise the registration statement to register the number of underlying shares of common stock that you reasonably believe may be issued in connection with conversion of the Debentures, including listing such shares in the fee table. For guidance refer to Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

2.   We note that you are relying on Rule 416 to register an indeterminable number of shares of common stock that may become issuable upon conversion of notes as a result of adjustments upon the occurrence of certain events. However, Rule 416 does not apply to the registration of securities underlying convertible securities. Please revise footnote (2) accordingly and revise to register the number of underlying shares you reasonably believe may be issued upon conversion of the Debentures, as noted in comment 1. For guidance refer to Compliance and Disclosure Interpretations Securities Act Rules Question 213.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Richard Raymer, Esq.
       Dorsey & Whitney LLP